UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): January 24, 2006

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operation and Financial Condition.

On January 24, 2006, McDonald's Corporation (the "Company") issued an investor release reporting the Company's fourth quarter and 2005 year-end results. The investor release is filed as Exhibit 99.1 and is incorporated herein by reference. Also filed herewith and incorporated herein by reference as Exhibit 99.2 is supplemental information for the quarter and year ended December 31, 2005.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1   Investor Release of McDonald's Corporation issued January 24, 2006:
McDonald's Reports Strong Fourth Quarter and 2005 Operating Results

99.2   McDonald's Corporation: Supplemental Information, Quarter and Year Ended December 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: January 24, 2006

By: /s/   David M. Pojman
    David M. Pojman
    Corporate Senior Vice President—Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued January 24, 2006:
McDonald's Reports Strong Fourth Quarter and 2005 Operating Results

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter and Year Ended December 31, 2005

Exhibit 99.1



Investor Release
FOR IMMEDIATE RELEASE
1/24/06

FOR MORE INFORMATION CONTACT:
Investors: Mary Kay Shaw, 630-623-7559
Media: Anna Rozenich, 630-623-7316

McDONALD'S REPORTS STRONG FOURTH QUARTER AND 2005 OPERATING RESULTS

OAK BROOK, IL — McDonald's Corporation today announced strong operating results for the fourth quarter and year ended December 31, 2005. The Company reported diluted earnings per share of $0.48 for the quarter and $2.04 for the year, reflecting positive comparable sales and higher margin dollars.

McDonald's reported the following fourth quarter highlights:

- Revenues increased 4% (6% in constant currencies) driven by a 4.2% global comparable sales increase.

- Diluted earnings per share were $0.48 compared with $0.31 for fourth quarter 2004.*

Full year 2005 highlights include:

- Revenues reached a record high of over $20 billion and increased 7% (6% in constant currencies). Global comparable sales rose 3.9%.

- Diluted earnings per share were $2.04 compared with $1.79 for full year 2004.*

- The Company repurchased $1.2 billion of its common stock and increased the annual dividend 22% per share to nearly $850 million.

   * See Key Highlights – Consolidated table following for a discussion of the items impacting these results.

Chief Executive Officer Jim Skinner commented, "In 2005, McDonald's marked its third year of meaningful progress under the Plan to Win. Our customers rewarded us by visiting our contemporary, reimaged restaurants more often to enjoy our broad range of quality menu choices along with our convenience and branded affordability.

"Our System's relentless focus on the customer and alignment behind the Plan to Win delivered strong operating results for the fourth quarter and full year. Our performance reflects the ongoing strength of our U.S. business where we continue to leverage our convenience and build upon the successful initiatives launched over the past few years, including appealing menu additions, extended operating hours and cashless payment options. We are well positioned in the U.S. to continue our momentum in 2006.

"In Europe, we increased customer traffic and posted solid comparable sales of 2.6% for the year. Strong results in France and Russia as well as improvements in Germany contributed to operating performance. We will continue to build on our momentum in this important area of the world by strengthening our connection with customers through improved communication of our product quality, brand relevance and commitment to balanced, active lifestyles.

"We remain committed to maintaining fiscal discipline and enhancing shareholder value. In 2005, we increased our annual dividend by 22% per share, nearly tripling the payout since 2002. We also announced plans to return to shareholders $5 billion to $6 billion through dividends and share repurchases during 2006 and 2007, combined. Given our strong balance sheet and cash position, we plan to repurchase about $1 billion of McDonald's stock in first quarter 2006.

"We plan to invest $1.8 billion of capital this year primarily related to opening 800 new McDonald's restaurants and our reimaging efforts around the globe to keep the brand relevant. Our capital expenditure plans reflect our ongoing commitment to investing in markets with solid returns as well as future growth potential.

"As we begin 2006, our average annual long-term growth targets remain: Systemwide sales and revenue growth of 3% to 5%, annual operating income growth of 6% to 7%, and annual returns on incremental invested capital in the high teens. We are intensely focused on our customers and our restaurants. Our System is aligned to deliver long-term profitable growth for our shareholders."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per common share data

Quarters ended December 31,	2005	2004	% Inc	Currency Trans Benefit / (Loss)	% Incr Excl Currency Trans
Revenues	$ 5,234.6	$ 5,010.3	4	$ (98.4)	6
Operating income	935.5	617.3	52	(34.3)	57
Net income	608.5	397.9	53	(20.1)	58
Net income per common share—diluted**	0.48	0.31	55	(0.01)	58
Years ended December 31,					
Revenues	$20,460.2	$19,064.7	7	$ 238.3	6
Operating income	4,021.6	3,540.5	14	11.3	13
Net income	2,602.2	2,278.5	14	0.8	14
Net income per common share—diluted***	2.04	1.79	14	—	14

** The fourth quarter 2005 earnings per share growth rate of 58 percent, excluding translation, was positively impacted 37 percentage points due to:

- $0.015 per share asset impairment charges, primarily in South Korea, in 2005
- 2004 earnings per share were impacted by the following items, which net to expense of $0.14 per share:
  - $0.08 per share expense related to the lease accounting correction
  - $0.08 per share goodwill and asset impairment charges primarily in South Korea
  - $0.02 per share benefit related to the sale of the Company's interest in a U.S. real estate partnership
- Fourth quarter 2004 earnings excluded $0.03 per share pro forma share-based compensation expense. (1)

*** The earnings per share growth rate of 14 percent for the year ended December 31, 2005 was positively impacted 5 percentage points due to:

- 2005 earnings per share were impacted by the following items which net to a benefit of $0.06 per share:
  - $0.09 per share of incremental tax expense related to the Company's decision to repatriate foreign earnings under the Homeland Investment Act
  - $0.14 per share tax benefit primarily due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns
  - $0.01 per share net benefit primarily related to the conversion of an international market to a developmental licensee and reversal of certain restructuring liabilities partly offset by asset impairment charges primarily in South Korea
- 2004 earnings per share were impacted by the following items which net to expense of $0.13 per share:
  - $0.08 per share expense related to the lease accounting correction
  - $0.09 per share goodwill and asset impairment charges primarily in South Korea
  - $0.02 per share benefit related to the sale of the Company's interest in a U.S. real estate partnership, which enabled the Company to release a valuation allowance related to certain capital loss carryforwards and resulted in an additional $0.02 per share tax benefit.
- Results for the year ended December 31, 2004 excluded $0.11 per share pro forma share-based compensation expense. (1)

(1) Pro forma stock compensation expense was $0.11 per share for 2004, as disclosed in our 2004 Form 10-K, and $0.08 for the first nine months of 2004, as disclosed in the applicable Form 10-Q. Accordingly, pro forma stock compensation expense for the fourth quarter of 2004 was $0.03 per share.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

<u>Comparable sales</u> represent sales at all McDonald's restaurants in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be closed include road construction, reimaging or remodeling, and natural disasters such as hurricanes. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

Information in <u>constant currency</u> is calculated by translating current year results at prior year average exchange rates.

<u>Systemwide sales</u> include sales at all restaurants, including those operated by the Company, franchisees and affiliates.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. A list of the factors that could cause actual results to differ materially from those expressed in, or underlying, our forward-looking statements are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:30 a.m. Central Time on January 24, 2006. For access, go to www.investor.mcdonalds.com. An archived replay of this webcast will be available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and year ended December 31, 2005.

The Company plans to release January 2006 sales information on Wednesday, February 8, 2006.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per common share data			Inc / (Dec)	
Quarters ended December 31,	2005	2004	$	%
Revenues				
Sales by Company-operated restaurants	$3,940.3	$3,764.1	176.2	5
Revenues from franchised and affiliated restaurants	1,294.3	1,246.2	48.1	4
TOTAL REVENUES	5,234.6	5,010.3	224.3	4
Operating costs and expenses				
Company-operated restaurant expenses	3,352.5	3,200.6	151.9	5
Franchised restaurants–occupancy expenses	254.5	258.2	(3.7)	(1)
Selling, general & administrative expenses	615.6	551.4	64.2	12
Impairment and other charges, net	22.0	277.1	(255.1)	(92)
Other operating expense, net	54.5	105.7	(51.2)	(48)
Total operating costs and expenses	4,299.1	4,393.0	(93.9)	(2)
OPERATING INCOME	935.5	617.3	318.2	52
Interest expense	91.4	90.5	0.9	1
Nonoperating (income), net	(6.2)	(46.4)	(40.2)	(87)
Income before provision for income taxes	850.3	573.2	277.1	48
Provision for income taxes	241.8	175.3	66.5	38
NET INCOME	$ 608.5	$ 397.9	210.6	53
NET INCOME PER COMMON SHARE-DILUTED	$ 0.48	$ 0.31	0.17	55
Weighted average common shares outstanding-diluted	1,275.7	1,280.9		

4

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per common share data

Years ended December 31,	2005	2004	Inc /(Dec) $	%
Revenues				
Sales by Company-operated restaurants	$15,351.7	$14,223.8	1,127.9	8
Revenues from franchised and affiliated restaurants	5,108.5	4,840.9	267.6	6
TOTAL REVENUES	20,460.2	19,064.7	1,395.5	7
Operating costs and expenses				
Company-operated restaurant expenses	13,114.1	12,099.8	1,014.3	8
Franchised restaurants–occupancy costs	1,021.9	1,003.2	18.7	2
Selling, general & administrative expenses	2,220.6	1,980.0	240.6	12
Impairment and other charges (credits), net	(28.4)	290.4	(318.8)	n/m
Other operating expense, net	110.4	150.8	(40.4)	(27)
Total operating costs and expenses	16,438.6	15,524.2	914.4	6
OPERATING INCOME	4,021.6	3,540.5	481.1	14
Interest expense	356.1	358.4	(2.3)	(1)
Nonoperating (income), net	(36.1)	(20.3)	15.8	78
Income before provision for income taxes	3,701.6	3,202.4	499.2	16
Provision for income taxes	1,099.4	923.9	175.5	19
NET INCOME	$ 2,602.2	$ 2,278.5	323.7	14
NET INCOME PER COMMON SHARE-DILUTED	$ 2.04	$ 1.79	0.25	14
Weighted average common shares outstanding-diluted	1,274.2	1,273.7		

n/m Not meaningful

#

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Year Ended December 31, 2005

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to McDonald's Corporation's results for the fourth quarter and year ended December 31, 2005. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currencies on Reported Results

Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain compensation plans on these results because it believes they better represent the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION ON REPORTED RESULTS
Dollars in millions, except per common share data

	Reported amount		Currency trans benefit / (loss)
Quarters ended December 31,	**2005**	**2004**	**2005**
Revenues	$ 5,234.6	$ 5,010.3	$ (98.4)
Combined operating margins*	1,583.4	1,511.6	(41.4)
Selling, general & administrative expenses	615.6	551.4	8.2
Operating income	935.5	617.3	(34.3)
Net income	608.5	397.9	(20.1)
Net income per common share–diluted	0.48	0.31	(0.01)

	Reported amount		Currency trans benefit / (loss)
Years ended December 31,	**2005**	**2004**	**2005**
Revenues	$20,460.2	$19,064.7	$ 238.3
Combined operating margins*	6,177.3	5,834.3	34.2
Selling, general & administrative expenses	2,220.6	1,980.0	(17.0)
Operating income	4,021.6	3,540.5	11.3
Net income	2,602.2	2,278.5	0.8
Net income per common share–diluted	2.04	1.79	—

* Excludes non-McDonald's brands

- Foreign currency translation had a negative impact on the growth rates of consolidated revenues, operating income and earnings per share for the quarter, primarily due to the weakening Euro. For the full year, revenues were positively impacted by the Brazilian Real and the Canadian Dollar, which had a minimal impact on operating income and earnings per share. In addition, the Euro had a minimal impact on reported results for the year.

1

Accounting Change

Effective January 1, 2005, the Company adopted SFAS No. 123(R), *Share-Based Payment*. This new accounting standard requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company adopted this accounting treatment prospectively. Prior to the adoption of SFAS No. 123(R), the Company, like most other U.S. companies, accounted for share-based payments to employees under APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Accordingly, share-based compensation was included as a pro forma disclosure in the financial statement footnotes. Pro forma share-based compensation was $241.2 million of pretax expense (or $0.11 per share) for 2004, as disclosed in our 2004 Form 10-K, and $179.4 million of pretax expense (or $0.08 per share) for the first nine months of 2004, as disclosed in the applicable Form 10-Q. Accordingly, pro forma share-based compensation expense for the fourth quarter 2004 was $61.8 million of pretax expense (or $0.03 per share).

In 2005, in connection with its adoption of SFAS No. 123(R), the Company adjusted the mix of employee long-term incentive compensation by reducing stock options awarded and increasing cash-based incentives and other equity based awards. Fourth quarter 2005 results included pretax expense of $44.4 million (or $0.02 per share) of which $35.1 million related to share-based compensation, stock options and restricted stock units ("RSUs"), and $9.3 million related to the shift of a portion of share-based compensation to primarily cash-based incentive compensation. For the full year 2005, results included pretax expense of $191.2 million (or $0.10 per share) of which $154.1 million related to share-based compensation and $37.1 million related to the compensation shift.

Net Income and Diluted Net Income per Common Share

For the fourth quarter 2005, net income and diluted net income per common share were $608.5 million and $0.48, respectively. The 2005 results included $21.3 million after tax or $0.015 per share related to impairment charges, primarily in South Korea. Fourth quarter 2004 net income and diluted net income per common share was $397.9 million and $0.31, respectively, excluding a pro forma expense of $38.3 million after tax or $0.03 per share related to share-based compensation. The 2004 results included net expense of $180.1 million after tax or $0.14 per share comprised of $0.08 per share of expense related to the lease accounting correction, $0.08 of impairment charges primarily related to South Korea, partly offset by a $0.02 per share benefit related to the sale of the Company's interest in a U.S. real estate partnership.

For the full year 2005, net income and diluted net income per common share were $2,602.2 million and $2.04, respectively. The 2005 results included a net tax benefit of $72.5 million or $0.05 comprised of $0.14 per share tax benefit due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns and $0.09 per share of incremental tax expense resulting from the decision to repatriate foreign earnings under the Homeland Investment Act. In addition, 2005 included impairment and other charges and credits that netted to $12.4 million income after tax or $0.01 of income per share. Net income and diluted net income per common share for the full year 2004 was $2.278.5 million and $1.79, respectively, excluding a pro forma expense of $149.5 million after tax or $0.11 per share related to share-based compensation. The 2004 results included net expense of $171.7 million after tax or $0.13 per share comprised of $0.08 per share of expense related to the lease accounting correction, $0.09 of impairment charges primarily related to South Korea, partly offset by a $0.02 per share benefit related to the sale of the Company's interest in a U.S. real estate partnership, which enabled the Company to release a valuation allowance related to certain capital loss carryforwards and resulted in an additional $0.02 per share tax benefit.

During the full year 2005, the Company repurchased $1.2 billion or 39.5 million shares of its common stock.

Shares outstanding at the beginning of 2005 were higher than prior year due to stock options exercised exceeding treasury stock purchased during 2004. Diluted weighted average shares outstanding decreased for the fourth quarter as the treasury stock purchased in 2005 more than offset higher shares outstanding at the beginning of the year and current year options exercised. For full year 2005, diluted weighted average shares outstanding were relatively flat.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees and affiliates. These fees primarily include rent, service fees and/or royalties that are based on a percent of sales, with specified minimum rent payments.

REVENUES
Dollars in millions

Quarters ended December 31,	2005	2004	% Inc / (Dec)	% Inc Excl Currency Trans
Company-operated sales				
U.S.	$1,054.9	$ 987.3	7	7
Europe	1,361.9	1,389.6	(2)	5
APMEA*	598.1	602.5	(1)	—
Latin America	360.5	272.8	32	21
Canada	202.9	189.5	7	3
Other**	362.0	322.4	12	12
Total	$3,940.3	$3,764.1	5	6
Franchised and affiliated revenues				
U.S.	$ 734.5	$ 682.9	8	8
Europe	391.7	410.3	(5)	4
APMEA*	92.4	89.4	3	7
Latin America	25.3	16.2	56	48
Canada	47.2	45.5	4	—
Other**	3.2	1.9	68	68
Total	$1,294.3	$1,246.2	4	7
Total revenues				
U.S.	$1,789.4	$1,670.2	7	7
Europe	1,753.6	1,799.9	(3)	5
APMEA*	690.5	691.9	—	1
Latin America	385.8	289.0	33	23
Canada	250.1	235.0	6	2
Other**	365.2	324.3	13	13
Total	$5,234.6	$5,010.3	4	6

*   APMEA represents Asia/Pacific, Middle East and Africa

**   Other represents non-McDonald's brands

REVENUES
Dollars in millions

Years ended December 31,	2005	2004	% Inc	% Inc / (Dec) Excl Currency Trans
Company-operated sales				
U.S.	$ 4,098.3	$ 3,828.2	7	7
Europe	5,464.9	5,173.6	6	5
APMEA*	2,453.5	2,390.5	3	—
Latin America	1,236.6	932.8	33	23
Canada	764.6	729.8	5	(2)
Other**	1,333.8	1,168.9	14	14
Total	$15,351.7	$14,223.8	8	6
Franchised and affiliated revenues				
U.S.	$ 2,856.8	$ 2,697.4	6	6
Europe	1,606.9	1,562.7	3	3
APMEA*	362.3	330.8	10	7
Latin America	90.2	75.1	20	15
Canada	183.2	168.3	9	1
Other**	9.1	6.6	38	38
Total	$ 5,108.5	$ 4,840.9	6	5
Total revenues				
U.S.	$ 6,955.1	$ 6,525.6	7	7
Europe	7,071.8	6,736.3	5	5
APMEA*	2,815.8	2,721.3	3	1
Latin America	1,326.8	1,007.9	32	22
Canada	947.8	898.1	6	(2)
Other**	1,342.9	1,175.5	14	14
Total	$20,460.2	$19,064.7	7	6

*   APMEA represents Asia/Pacific, Middle East and Africa

**   Other represents non-McDonald's brands

- *Consolidated:* Revenues increased 4% (6% in constant currencies) for the quarter and 7% (6% in constant currencies) for the year, primarily due to positive comparable sales in every month of 2005.

- *U.S.:* The revenue increases for the quarter and the year were driven by multiple initiatives that are delivering variety like our new Premium Chicken Sandwiches, convenience such as cashless payment options and extended hours as well as our continued focus on value.

- *Europe:* The constant currency increases in revenues for both periods was due to strong comparable sales in Russia, which is entirely Company-operated, and positive comparable sales in France and Germany. These increases were partly offset by negative comparable sales in the U.K.

- *APMEA:* Revenues for the quarter and year benefited from strong comparable sales in Australia and Taiwan, but were negatively impacted by the conversion of two markets (about 325 restaurants) to a developmental licensee structure during 2005, under which the Company receives a royalty based on a percent of sales. In addition, for both periods, revenues benefited from expansion in China, partly offset by that market's negative comparable sales.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends for McDonald's restaurants. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all McDonald's restaurants in operation at least thirteen months.

COMPARABLE SALES – McDONALD'S RESTAURANTS*

| | % Increase | | | |
| | Quarters Ended December 31, | | Years Ended December 31, | |
	2005	2004	2005	2004
U.S.	4.1	7.2	4.4	9.6
Europe	2.8	1.8	2.6	2.4
APMEA	5.8	3.1	4.0	5.6
Latin America	9.5	17.8	11.6	13.0
Canada	4.5	0.6	0.3	5.4
McDonald's Restaurants	4.2	5.1	3.9	6.9

* Excludes non-McDonald's brands

The following tables present Systemwide sales growth rates along with franchised and affiliated sales for the quarter and year. Systemwide sales include sales at all restaurants, whether operated by the Company, by franchisees or by affiliates. While sales by franchisees and affiliates are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised and affiliated revenues and are indicative of the financial health of our franchisee base.

SYSTEMWIDE SALES

| | Quarter Ended December 31, 2005 | | Year Ended December 31, 2005 | |
	% Inc / (Dec)	% Inc Excl Currency Trans	% Inc	% Inc Excl Currency Trans
U.S.	5	5	5	5
Europe	(4)	4	4	4
APMEA	2	8	6	6
Latin America	19	10	21	13
Canada	9	5	8	1
Other	12	12	14	14
Total systemwide sales	3	5	6	5

FRANCHISED AND AFFILIATED SALES
Dollars in millions

Quarters ended December 31,	2005	2004	% Inc / (Dec)	% Inc /(Dec) Excl Currency Trans
U.S.	$5,494.2	$5,262.2	4	4
Europe	2,233.2	2,357.1	(5)	3
APMEA*	1,532.8	1,480.0	4	11
Latin America	177.7	177.9	—	(7)
Canada	355.1	321.5	10	6
Other	3.6	4.6	(22)	(22)
Total franchised and affiliated sales**	$9,796.6	$9,603.3	2	5

* Included $738.5 million and $727.6 million in 2005 and 2004, respectively, of affiliated sales, primarily related to Japan.

** Included $1,306.5 million and $1,278.3 million in 2005 and 2004, respectively, of affiliated sales, primarily related to Japan and the U.S.

Years ended December 31,	2005	2004	% Inc / (Dec)	% Inc /(Dec) Excl Currency Trans
U.S.	$21,544.6	$20,562.7	5	5
Europe	9,243.6	8,955.6	3	3
APMEA*	6,105.9	5,666.0	8	8
Latin America	660.5	635.5	4	(2)
Canada	1,358.0	1,228.8	11	3
Other	13.7	16.0	(14)	(14)
Total franchised and affiliated sales**	$38,926.3	$37,064.6	5	5

* Included $2,967.1 million and $2,806.2 million in 2005 and 2004, respectively, of affiliated sales, primarily related to Japan.

** Included $5,190.2 million and $4,932.3 million in 2005 and 2004, respectively, of affiliated sales, primarily related to Japan and the U.S.

Operating Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS – McDONALD'S RESTAURANTS
Dollars in millions

	Percent		Amount		
Quarters ended December 31,	**2005**	**2004**	**2005**	**2004**	**% Inc / (Dec)**
Franchised					
U.S.	81.7	80.7	$ 599.8	$ 551.2	9
Europe	77.1	76.7	302.1	314.5	(4)
APMEA	87.4	85.8	80.8	76.7	5
Latin America	70.6	50.6	17.9	8.2	n/m
Canada	76.4	78.1	36.1	35.6	1
Total	80.3	79.3	$1,036.7	$ 986.2	5
Company-operated					
U.S.	19.1	19.0	$ 201.7	$ 187.3	8
Europe	15.7	15.8	214.2	219.5	(2)
APMEA	9.9	10.2	59.0	61.4	(4)
Latin America	11.9	11.2	43.0	30.6	41
Canada	14.2	14.0	28.8	26.6	8
Total	15.3	15.3	$ 546.7	$ 525.4	4

	Percent		Amount		
Years ended December 31,	**2005**	**2004**	**2005**	**2004**	**% Inc / (Dec)**
Franchised					
U.S.	81.4	80.7	$2,326.0	$2,176.9	7
Europe	76.9	76.5	1,235.4	1,195.0	3
APMEA	86.7	85.7	314.1	283.4	11
Latin America	68.5	60.1	61.8	45.2	37
Canada	76.8	78.0	140.7	131.3	7
Total	80.0	79.3	$4,078.0	$3,831.8	6
Company-operated					
U.S.	18.8	19.1	$ 768.5	$ 731.3	5
Europe	14.9	15.6	816.8	807.1	1
APMEA	10.9	11.0	266.7	263.9	1
Latin America	11.4	9.5	140.8	88.7	59
Canada	13.9	15.3	106.5	111.5	(4)
Total	15.0	15.3	$2,099.3	$2,002.5	5

n/m Not meaningful

- *Franchised:* Franchised margin dollars increased $50.5 million or 5% for the quarter (8% in constant currencies) and $246.2 million or 6% for the year (6% in constant currencies). The U.S. and Europe segments accounted for more than 85% of the franchised margin dollars in both periods.

- *U.S.:* Improvements in the U.S. franchised margin percent in both periods were primarily driven by positive comparable sales partly offset by increased rent expense.

- *Europe:* For both periods, Europe's franchised margin percent increased due to positive comparable sales performance offset slightly by higher rent expense. For the quarter, franchised margin dollars were negatively impacted by $27.2 million due to foreign currency translation.

- **Company-operated:** Company-operated margin dollars increased $21.3 million or 4% for the quarter (7% in constant currencies) and $96.8 million or 5% for the year (4% in constant currencies). The U.S. and Europe segments accounted for more than 75% of the company-operated margin dollars in both periods.

- **U.S.:** For both periods, the Company-operated margin percent benefited from positive comparable sales, more than offset by higher commodity, labor and occupancy costs. Additionally, the quarter benefited from an adjustment to performance-based compensation. Commodity cost pressures are expected to ease in 2006.

- **Europe:** For both periods, the Company-operated margin percent decreased due to the U.K., primarily as a result of higher labor costs and negative comparable sales, partly offset by strong performance in Russia. In addition, the quarter benefited from improved results in Germany. Results were also negatively impacted by higher beef costs across the segment. Commodities are expected to have a modest impact in the first quarter of 2006.

- **APMEA:** The Company-operated margin percent for both periods reflected weak results in South Korea partly offset by improved performance in Hong Kong. In addition, the margin percent for the quarter reflected poor results in China.

The following table presents margin components as a percent of sales:

COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES – McDONALD'S RESTAURANTS

	Quarters Ended December 31,		Years Ended December 31,	
	2005	2004	2005	2004
Food & paper	33.7	34.3	34.0	34.1
Payroll & employee benefits	25.9	25.7	26.1	26.0
Occupancy & other operating expenses	25.1	24.7	24.9	24.6
Total expenses	84.7	84.7	85.0	84.7
Company-operated margins	15.3	15.3	15.0	15.3

Selling, General & Administrative Expenses

SELLING, GENERAL & ADMINISTRATIVE EXPENSES
Dollars in millions

Years ended December 31,	2005*	2004	% Inc / (Dec)	% Inc / (Dec) Excl Currency Trans	2004 Pro Forma Selling, General & Admin Expenses**	Pro Forma % Inc / (Dec) Excl Currency Trans
U.S.	$ 697.3	$ 601.6	16	16	$ 670.4	4
Europe	555.9	485.4	15	15	534.1	4
APMEA	217.8	189.0	15	13	211.3	1
Latin America	137.6	107.0	29	21	115.9	12
Canada	75.0	64.1	17	9	72.2	(3)
Other	110.3	96.3	15	15	102.1	8
Corporate	426.7	436.6	(2)	(2)	515.2	(17)
Total Selling, General & Administrative Expenses	$2,220.6	$1,980.0	12	11	$ 2,221.2	(1)

*   For the year ended December 31, 2005, segments reflected the following share-based and related incremental compensation expense (in millions): U.S.-$52.0; Europe-$45.7; APMEA-$19.8; Latin America-$7.4; Canada-$6.7; Other-$3.4; Corporate-$46.7; Total-$181.7.

** Calculated by subtracting 2004 pro forma share-based expense from 2004 reported selling, general & administrative expenses. Share-based expense as reported in the Company's 2004 Form 10-K was $156.3 million after tax, of which $6.8 million of expense related to RSUs was included in net income. The remaining $149.5 million after tax ($241.2 million pretax) was disclosed in a footnote, as required, for pro forma purposes. For comparability purposes to 2005 results subsequent to adopting SFAS No. 123(R), the 2004 selling, general & administrative expenses were adjusted for this pro forma expense as follows, by segment (in millions): U.S.-$68.8; Europe-$48.7; APMEA-$22.3; Latin America-$8.9; Canada-$8.1; Other-$5.8; Corporate-$78.6; Total-$241.2.

• Selling, general & administrative expenses increased 12% for the quarter and year (13% for the quarter and 11% for the year in constant currencies). The share-based and related incremental compensation expense due to the adoption of SFAS No. 123 (R) accounted for a majority of the constant currency increase in both periods. Selling, general & administrative expenses as a percent of revenues for the year 2005 were 10.9% compared with 10.4% for the year 2004 and as a percent of Systemwide sales were 4.1% for 2005 compared with 3.9% for 2004. The share-based and related incremental compensation expense increased these ratios 0.9 percentage points and 0.3 percentage points, respectively, in 2005.

9

Impairment and Other Charges (Credits), Net

IMPAIRMENT AND OTHER CHARGES (CREDITS), NET
Dollars in millions

	Quarters Ended December 31,		Years Ended December 31,	
	2005	2004	2005	2004
Impairment	$22.8	$117.2	$ 22.8	$130.5
Restructuring	(0.8)	—	(51.2)	—
Lease accounting correction	—	159.9	—	159.9
Total	$22.0	$277.1	$(28.4)	$290.4

- In 2005 and 2004, the Company recorded charges associated with annual goodwill and asset impairment testing. The Company recorded $22.8 million and $130.5 million of charges for impairment in 2005 and 2004, respectively, primarily due to South Korea's continued poor results.

- In 2005, the Company recorded $51.2 million of income, primarily due to the conversion of a market to a developmental licensee in APMEA and a favorable adjustment to certain liabilities established in 2001 and 2002 due to lower than originally anticipated employee-related and lease termination costs.

- During the fourth quarter 2004, like other companies in the restaurant and retail industries, the Company reviewed its accounting practices and policies with respect to leasing transactions. Following this review and in consultation with its external auditors, the Company corrected an error in its prior practices to conform the lease term used in calculating straight-line rent expense with the term used to amortize improvements on leased property. The result of the correction was primarily to accelerate the recognition of rent expense under certain leases that include fixed-rent escalations by revising the computation of straight-line rent expense to include these escalations for certain option periods. This adjustment totaled $159.9 million.

Other Operating Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended December 31,		Years Ended December 31,	
	2005	2004	2005	2004
Gains on sales of restaurant businesses	$(11.5)	$ (15.7)	$ (44.7)	$ (45.0)
Equity in earnings of unconsolidated affiliates	(10.3)	(19.2)	(52.8)	(60.0)
Other expense	76.3	140.6	207.9	255.8
Total	$ 54.5	$105.7	$110.4	$150.8

- Equity in earnings of unconsolidated affiliates for both periods decreased primarily due to results at our Japanese affiliate which included a one-time adjustment for restaurant employees' back pay.

- Other expense primarily consists of gains or losses on excess property and other asset dispositions as well as provisions for uncollectible receivables. Other expense for both periods of 2005 reflected lower losses on asset dispositions and lower costs to acquire restaurants owned by litigating franchisees in Brazil. In addition, both periods of 2004 included provisions for certain contingencies.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters ended December 31,	2005*	2004	% Inc / (Dec)	% Inc / (Dec) Excl Currency Trans	2004 Pro Forma Operating Income**	Pro Forma % Inc / (Dec) Excl Currency Trans
U.S.	$ 601.5	$ 432.6	39	39	$ 416.5	44
Europe	358.3	367.7	(3)	5	356.2	9
APMEA	61.9	(52.2)	n/m	n/m	(57.4)	n/m
Latin America	8.6	(18.3)	n/m	n/m	(20.4)	n/m
Canada	33.6	47.2	(29)	(32)	45.4	(29)
Other	12.9	(31.1)	n/m	n/m	(32.5)	n/m
Corporate	(141.3)	(128.6)	(10)	(10)	(152.3)	7
Total operating income	$ 935.5	$ 617.3	52	57	$ 555.5	75

Years ended December 31,	2005*	2004	% Inc / (Dec)	% Inc / (Dec) Excl Currency Trans	2004 Pro Forma Operating Income**	Pro Forma % Inc / (Dec) Excl Currency Trans
U.S.	$2,421.6	$2,181.4	11	11	$2,112.6	15
Europe	1,449.3	1,471.1	(1)	(2)	1,422.4	2
APMEA	345.1	200.4	72	70	178.1	92
Latin America	29.6	(19.6)	n/m	n/m	(28.5)	n/m
Canada	155.5	178.0	(13)	(19)	169.9	(15)
Other	25.3	(16.4)	n/m	n/m	(22.2)	n/m
Corporate	(404.8)	(454.4)	11	11	(533.0)	24
Total operating income	$4,021.6	$3,540.5	14	13	$3,299.3	22

n/m Not meaningful

*   For the quarter ended December 31, 2005, segments reflected the following share-based and related incremental compensation expense (in millions): U.S.-$13.3; Europe-$11.7; APMEA-$5.0; Latin America-$1.9; Canada-$1.9; Other-$0.9; Corporate-$9.7; Total-$44.4 ($42.0 million in selling, general and administrative expense and $2.4 million in Company-operated margins). For the year ended December 31, 2005, segments reflected the following share-based and related incremental compensation expense (in millions): U.S.-$56.3; Europe-$48.3; APMEA-$21.2; Latin America-$7.6; Canada-$7.7; Other-$3.4; Corporate-$46.7; Total-$191.2 ($181.7 million in selling, general and administrative expense and $9.5 million in Company-operated margins).

** Calculated by subtracting 2004 pro forma share-based expense from 2004 reported operating income. Share-based expense for the full year as reported in the Company's 2004 Form 10-K was $156.3 million after tax, of which $6.8 million of expense related to RSUs was included in net income. The remaining $149.5 million after tax ($241.2 million pretax) was disclosed in a footnote, as required, for pro forma purposes. Share-based expense for the first nine months of 2004 as reported in the Company's applicable Form 10-Q was $116.7 million after tax, of which $5.5 million of expense related to RSUs was included in net income. The remaining $111.2 million after tax ($179.4 million pretax) was disclosed in a footnote, as required, for pro forma purposes. Accordingly, pro forma share-based compensation for the fourth quarter 2004 was $39.6 million after tax, of which $1.3 million of expense related to RSUs was included in net income. The remaining $38.3 million after tax ($61.8 million pretax) is detailed below.

For comparability purposes to fourth quarter 2005 results subsequent to adopting SFAS No. 123(R), the fourth quarter 2004 operating income was adjusted for this pro forma expense as follows, by segment (in millions): U.S.-$16.1; Europe-$11.5; APMEA-$5.2; Latin America-$2.1; Canada-$1.8; Other-$1.4; Corporate-$23.7; Total-$61.8. For comparability purposes to full year 2005 results subsequent to adopting SFAS No. 123(R), the full year 2004 operating income was adjusted for this pro forma expense as follows, by segment (in millions): U.S.-$68.8; Europe-$48.7; APMEA-$22.3; Latin America-$8.9; Canada-$8.1; Other-$5.8; Corporate-$78.6; Total-$241.2.

The following discussion on Operating Income relates to the Pro Forma % Inc / (Dec) Excluding Currency Translation in the table above:

- *U.S.:* Results increased for the quarter and the year primarily due to higher combined operating margin dollars and decreased other operating expenses for 2005 when compared to 2004. In addition, the fourth quarter and full year 2004 included charges related to the lease accounting correction of $70.0 million as well as impairment charges of $9.8 million.

- *Europe:* Results for the quarter and year reflected strong performance in Russia, improved performance in Germany and weak results in the U.K. In addition, the year reflected strong performance in France as well as a supply chain charge of $24.1 million, which negatively impacted the operating income growth rate by approximately 2 percentage points. Results for both periods of 2005 included $4.1 million of charges related to impairment while both periods of 2004 included $25.6 million of impairment charges.

- *APMEA:* Results for both periods of 2005 were positively impacted by strong performance in Australia partly offset by weak results in Japan, China and South Korea. Results for both periods of 2005 also included $16.3 million of charges related to impairment. In addition, full year 2005 included a $25.4 million benefit due to the conversion of a market to a developmental licensee. Results in both periods of 2004 included charges related to the lease accounting correction of $45.7 million as well as impairment charges of $79.7 million for the quarter and $93.0 million for the year.

- *Latin America:* Results for both periods of 2005 improved due to continued strong sales performance. 2005 results included lower costs to acquire restaurants owned by litigating franchisees in Brazil.

- *Other:* Results for both periods in 2004 included charges related to the lease accounting correction of $39.0 million.

- *Corporate:* Results for the quarter and the year 2005 benefited from lower share-based compensation as well as certain information technology expenses that are now reflected in the U.S. segment. In addition, results for the full year benefited from lower incentive-based compensation and a favorable adjustment to certain liabilities previously discussed in the "Impairment and Other Charges (Credits), Net" section.

Interest Expense

- For the quarter and the year, interest expense reflected higher average interest rates and lower average debt levels. In addition, the quarter was impacted by weaker foreign currencies.

Nonoperating Income, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended December 31,		Years Ended December 31,	
	2005	**2004**	**2005**	**2004**
Interest income	$(27.0)	$(11.2)	$(73.3)	$(28.0)
Translation (gain) / loss	(3.2)	5.0	6.9	27.9
Gain on sale of U.S. real estate partnership	—	(49.3)	—	(49.3)
Other expense	24.0	9.1	30.3	29.1
Total	$ (6.2)	$(46.4)	$(36.1)	$(20.3)

- Other expense primarily consists of gains or losses on early extinguishment of debt, amortization of deferred debt issuance costs and minority interest expense.

Income Taxes

- The effective income tax rate was 28.4% for fourth quarter 2005 and 29.7% for the year 2005 compared with 30.6% in fourth quarter 2004 and 28.9% for the year 2004. The tax rate in 2005 includes a benefit of $178.8 million due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns, partly offset by additional expense of approximately $106.3 million related to the Company's decision to take advantage of the one-time opportunity provided under the Homeland Investment Act ("HIA"). The net of both items benefited the full year tax rate by about 2 percentage points. The tax rate for the full year 2004 was lowered by an international transaction and the utilization of capital loss carryforwards.

- During fourth quarter 2005, the Company repatriated approximately $3 billion of foreign historical earnings under HIA. A majority of the repatriation was funded through local borrowings in certain markets which totaled $2.8 billion. This resulted in an increase in cash and debt on our Consolidated balance sheet at year end which is expected to be temporary and does not signal any change in our focus on financial and capital discipline. The cash from HIA will primarily be used to fund planned capital expenditures under our remodeling initiative, new restaurant openings and salaries in the U.S.

13

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in analyzing the Company's results.

- Changes in constant currency Systemwide sales are driven by changes in comparable sales and restaurant unit expansion. The Company expects net restaurant additions to add about 1 percentage point to sales growth in 2006 (in constant currencies). Most of this anticipated growth will result from restaurants opened in 2005. In 2005, the Company opened 678 McDonald's restaurants (558 traditional and 120 satellites). In 2006, the Company expects to open about 800 McDonald's restaurants (700 traditional and 100 satellite restaurants). In 2005, McDonald's restaurant additions, net of closings, totaled 270 (413 net traditional openings and 143 net satellite closings). In 2006, we expect net openings of about 450 (475 net traditional openings and 25 net satellite closings).

- The Company does not provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in U.S. comparable sales would increase annual earnings per share by about 2 cents. Similarly, an increase of 1 percentage point in Europe's comparable sales would increase annual earnings per share by about 1.5 cents.

- The Company expects full-year 2006 selling, general & administrative expenses to increase at a rate less than Systemwide sales, in constant currencies, and to decline as a percent of revenues, compared with 2005.

- A significant part of the Company's operating income is from outside the U.S., and about 80% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro and the British Pound. If the Euro and the British Pound both move 10% in the same direction compared with 2005, the Company's annual earnings per share would change about 6 cents to 7 cents. Based on current rates, foreign currency translation is expected to negatively affect earnings in 2006.

- The Company plans to be back to pre-HIA debt and cash levels as we pay down debt over the next couple of years. The late 2005 borrowings, used to fund dividend payments to repatriate earnings, resulted in a temporary increase in both cash and debt on our year-end Consolidated balance sheet. However, our net debt position (gross debt outstanding less cash available for investment) has improved significantly, excluding this one-time opportunity. The Company expects interest expense in 2006 to increase 7% to 9% compared with 2005, based on current interest and foreign currency exchange rates. This increase will be partly offset by the related higher interest income from cash available for investing, resulting in a 4% to 6% net increase in interest expense.

- McDonald's expects the effective income tax rate for the full year 2006 to be approximately 31% to 33%, although some volatility may be experienced between the quarters.

- The Company expects capital expenditures for 2006 to be approximately $1.8 billion.

- In 2006 and 2007 combined, the Company expects to return between $5 billion and $6 billion to shareholders through a combination of shares repurchased and dividends paid. The Company expects to complete share repurchases of about $1 billion in the first quarter of 2006.

- Over the next three years, the Company will pursue the potential to convert certain existing markets to a developmental licensee structure. This enables a local entrepreneur to use their capital, real estate and local knowledge to build the Brand and optimize sales and profitability over the long term. Under this arrangement, McDonald's collects a royalty based on a percentage of sales, but does not invest capital.

14

McDONALD'S CORPORATION
PRELIMINARY CONSOLIDATED BALANCE SHEET

Dollars in millions	December 31, 2005	December 31, 2004
ASSETS		
Current assets		
Cash and equivalents	$ 4,260.4	$ 1,379.8
Accounts and notes receivable	831.8	745.5
Inventories	147.0	147.5
Prepaid expenses and other current assets	646.4	585.0
Total current assets	5,885.6	2,857.8
Other assets		
Investment in and advances to affiliates	1,035.4	1,109.9
Goodwill, net	1,952.0	1,828.3
Miscellaneous	1,245.0	1,338.4
Total other assets	4,232.4	4,276.6
Property and equipment		
Property and equipment, at cost	29,878.7	30,507.8
Accumulated depreciation and amortization	(9,989.2)	(9,804.7)
Net property and equipment	19,889.5	20,703.1
Total assets	$ 30,007.5	$ 27,837.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Notes payable	$ 544.0	$ —
Accounts payable	689.4	714.3
Income taxes	567.6	331.3
Other taxes	233.5	245.1
Accrued interest	158.5	179.4
Accrued payroll and other liabilities	1,184.6	1,188.2
Current maturities of long-term debt	658.7	862.2
Total current liabilities	4,036.3	3,520.5
Long-term debt	8,937.4	8,357.3
Other long-term liabilities and minority interests	911.0	976.7
Deferred income taxes	976.7	781.5
Shareholders' equity		
Common stock	16.6	16.6
Additional paid-in capital	2,797.6	2,186.0
Unearned ESOP compensation	(77.4)	(82.8)
Retained earnings	23,516.0	21,755.8
Accumulated other comprehensive income (loss)	(733.1)	(96.0)
Common stock in treasury	(10,373.6)	(9,578.1)
Total shareholders' equity	15,146.1	14,201.5
Total liabilities and shareholders' equity	$ 30,007.5	$ 27,837.5

Restaurant Information
SYSTEMWIDE RESTAURANTS

At December 31,	2005	2004	Inc /(Dec)
U.S*	13,727	13,673	54
Europe			
Germany*	1,264	1,262	2
United Kingdom	1,253	1,250	3
France	1,060	1,034	26
Spain	354	345	9
Italy	330	331	(1)
Other	2,091	2,065	26
Total Europe	6,352	6,287	65
APMEA			
Japan*	3,802	3,774	28
Australia	739	729	10
China	735	639	96
Taiwan	347	346	1
South Korea	279	337	(58)
Other	1,790	1,742	48
Total APMEA	7,692	7,567	125
Latin America			
Brazil	542	549	(7)
Mexico	329	304	25
Other	746	754	(8)
Total Latin America	1,617	1,607	10
Canada*	1,378	1,362	16
Other	1,120	1,065	55
Systemwide restaurants	31,886	31,561	325
Countries	118	119	(1)

*   At December 31, 2005 reflects the following satellites: U.S. 1,268; Germany 117; Japan 1,705; Canada 395. At December 31, 2004: U.S. 1,341; Germany 107; Japan 1,793; Canada 378.

SYSTEMWIDE RESTAURANTS BY TYPE

At December 31,	2005	2004	Inc /(Dec)
U.S.			
Operated by franchisees	10,924	10,989	(65)
Operated by the Company	2,097	2,002	95
Operated by affiliates	706	682	24
	13,727	13,673	54
Europe			
Operated by franchisees	3,665	3,652	13
Operated by the Company	2,382	2,358	24
Operated by affiliates	305	277	28
	6,352	6,287	65
APMEA			
Operated by franchisees	2,473	2,279	194
Operated by the Company	2,073	2,264	(191)
Operated by affiliates	3,146	3,024	122
	7,692	7,567	125
Latin America			
Operated by franchisees	472	501	(29)
Operated by the Company	1,122	1,081	41
Operated by affiliates	23	25	(2)
	1,617	1,607	10
Canada			
Operated by franchisees	790	795	(5)
Operated by the Company	499	474	25
Operated by affiliates	89	93	(4)
	1,378	1,362	16
Other			
Operated by franchisees	10	32	(22)
Operated by the Company	1,110	1,033	77
	1,120	1,065	55
Systemwide			
Operated by franchisees	18,334	18,248	86
Operated by the Company	9,283	9,212	71
Operated by affiliates	4,269	4,101	168
	31,886	31,561	325

17

Forward-Looking Statements

This report includes forward-looking statements about our operating plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe," "plan" and other similar terminology. They reflect management's current expectations about future events and speak only as of the date of this report. We undertake no obligation to publicly update or revise them. Management's expectations may change or not be realized and, in any event, they are subject to risks, uncertainties and changes in circumstances that are difficult to predict and often beyond our control. For these reasons, you should not place undue reliance on forward-looking statements. The following are some of the considerations and factors that could change our expectations (or the underlying assumptions) or affect our ability to realize them:

- Our ability to anticipate and respond to trends or other factors that affect the informal eating out market and our competitive position in the various markets we serve, such as spending patterns, demographic changes, consumer food preferences, publicity about our products that can drive consumer perceptions, as well as our success in planning and executing initiatives to address these trends and factors or other competitive pressures we face;

- The success of our plans for 2006 and beyond to improve existing products and to roll-out new products and product line extensions, as well as the impact of our competitors' actions in response to our product improvements and introductions and our ability to continue robust product development and manage the complexity of our restaurant operations;

- Our ability to achieve an overall product mix that differentiates the McDonald's experience and balances consumer value with margin expansion, including in markets where cost or pricing pressures may be significant;

- The impact of pricing, marketing and promotional plans on product sales and margins and on our ability to target these efforts effectively to maintain or expand market share;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires the trust and confidence of our customers;

- Our ability to drive improvements in our restaurants, recruit qualified restaurant personnel and motivate employees to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet their expectations for quality food served in clean and friendly environments and promote McDonald's brand image;

- Whether restaurant remodeling and rebuilding efforts will foster sustained increases in comparable sales for the affected restaurants and yield our desired return on our capital investment;

- Our ability to leverage promotional or operating successes in local markets into additional markets in a timely and cost-effective way;

- Our ability to develop effective initiatives in underperforming markets, such as the U.K. which is experiencing a highly competitive informal eating out market and low consumer confidence levels, Japan, which is experiencing slow economic growth and a challenging informal eating out market and South Korea, which is experiencing improving, yet still low consumer confidence levels;

- Decisions by management about underperforming markets or assets, including decisions that can result in material impairment charges that in turn reduce our earnings;

- Unexpected disruptions in our supply chain, including as a result of government actions limiting imports or exports of food products, or adverse consumer perceptions about the reliability of our supply chain and the safety of the commodities we use, particularly beef and chicken;

- The success of our strategy in China, including our ability to identify and secure appropriate real estate sites and to manage the costs and profitability of our growth in that market, where competitive pressures and other operating conditions may limit pricing flexibility;

- Our ability to continue to attract qualified franchisees, licensees and joint venture partners and to achieve the optimal ownership structure throughout our global markets;

- Information security risks, as well as other costs or exposures associated with information security and the use of cashless payments, such as increased investment in technology, costs of compliance with privacy, consumer protection and other laws and consumer fraud;

- Our ability to manage the impact on our business of fluctuations in global and local economic conditions, including commodity prices, labor costs, interest and foreign exchange rates and the effects of governmental initiatives to manage national economic conditions such as consumer spending and inflation rates;

- Changes in accounting principles or practices (or related legal or regulatory interpretations or our critical accounting estimates), including changes in tax accounting or tax laws (or interpretations thereof);

- Adverse results of pending or future litigation, including litigation challenging our products or the appropriateness or accuracy of our advertising;

- Trends in litigation, such as class actions involving consumers and shareholders and litigation involving labor and employment matters or landlord liability, the relative level of defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings and the possibility of settlements or judgments;

- The risks of operating in markets, such as Brazil and China, in which there are significant uncertainties about the application of legal requirements and the enforceability of laws and contractual obligations;

- The costs and other effects of operating in an increasingly regulated environment worldwide, including the costs of compliance with often conflicting regulations in multiple state or national markets and the impact of new or changing regulation that affects or restricts elements of our business, such as possible changes in regulations relating to advertising to children or nutritional labeling;

- Our ability to manage the impact on our business of disruptions such as hurricanes, which can adversely affect consumer spending and confidence levels, as well as the cost of some commodities, and the extent to which the impact is mitigated by insurance as well as other disruptions in the United States or abroad such as political instability, war, terrorist activities, further severe weather conditions, health epidemics or pandemics or the prospect of these events, such as recent reports about the potential spread of avian flu.

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